CUSIP NO. G02602 10 3                                          Page 1 of 9 pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                                 Amdocs Limited
                                 --------------
                                (Name of Issuer)

                                 Ordinary Shares
                                 ---------------
                         (Title of Class of Securities)

                                   G02602 10 3
                                  -------------
                                 (CUSIP Number)

       Welsh, Carson, Anderson                William J. Hewitt, Esq.
       & Stowe IX, L.P.,                      Ropes & Gray LLP
       320 Park Avenue, Suite 2500            45 Rockefeller Plaza
       New York, New York  10022              New York, New York  10111
       Attention: Jonathan M. Rather          Tel. (212) 841-5700
       Tel. (212) 893-9500
       ----------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

_______________________
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. G02602 10 3                                          Page 2 of 9 pages

1)   Name of Reporting Person          Welsh, Carson, Anderson & Stowe IX, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

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2)  Check the Appropriate Box          (a) [X]
     if a Member of a Group            (b) [ ]

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3)  SEC Use Only

-------------------------------------------------------------------------------
4)  Source of Funds                     Not Applicable

-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings Is                Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                     Delaware

-------------------------------------------------------------------------------
     Number of             7) Sole Voting Power      -0-
Shares Beneficially
  Owned by Each            ----------------------------------------------------
Reporting Person           8) Shared Voting Power    -0-
       With                ----------------------------------------------------
                           9) Sole Dispositive       -0-
                              Power
                           ----------------------------------------------------
                          10) Shared Dispositive     -0-
                              Power

-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially      -0-
     Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class Represented by    -0-
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting Person           PN

CUSIP NO. G02602 10 3                                          Page 3 of 9 pages

1)   Name of Reporting Person          Welsh, Carson, Anderson & Stowe VII, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

-------------------------------------------------------------------------------
2)  Check the Appropriate Box          (a) [X]
     if a Member of a Group            (b) [ ]

-------------------------------------------------------------------------------
3)  SEC Use Only

-------------------------------------------------------------------------------
4)  Source of Funds                     Not Applicable

-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings Is                Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                     Delaware

-------------------------------------------------------------------------------
     Number of             7) Sole Voting Power      -0-
Shares Beneficially
  Owned by Each            ----------------------------------------------------
Reporting Person           8) Shared Voting Power    -0-
       With                ----------------------------------------------------
                           9) Sole Dispositive       -0-
                              Power
                           ----------------------------------------------------
                          10) Shared Dispositive     -0-
                              Power

-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially      -0-
     Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class Represented by    -0-
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting Person           PN

CUSIP NO. G02602 10 3                                          Page 4 of 9 pages

1)   Name of Reporting Person          Welsh, Carson, Anderson & Stowe VI, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

-------------------------------------------------------------------------------
2)  Check the Appropriate Box          (a) [X]
     if a Member of a Group            (b) [ ]

-------------------------------------------------------------------------------
3)  SEC Use Only

-------------------------------------------------------------------------------
4)  Source of Funds                     Not Applicable

-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings Is                Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                     Delaware

-------------------------------------------------------------------------------
     Number of             7) Sole Voting Power      -0-
Shares Beneficially
  Owned by Each            ----------------------------------------------------
Reporting Person           8) Shared Voting Power    -0-
       With                ----------------------------------------------------
                           9) Sole Dispositive       -0-
                              Power
                           ----------------------------------------------------
                          10) Shared Dispositive     -0-
                              Power

-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially      -0-
     Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class Represented by    -0-
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting Person           PN

CUSIP NO. G02602 10 3                                          Page 5 of 9 pages

1)   Name of Reporting Person          Welsh, Carson, Anderson & Stowe III, L.P.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

-------------------------------------------------------------------------------
2)  Check the Appropriate Box          (a) [X]
     if a Member of a Group            (b) [ ]

-------------------------------------------------------------------------------
3)  SEC Use Only

-------------------------------------------------------------------------------
4)  Source of Funds                     Not Applicable

-------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings Is                Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                     Delaware

-------------------------------------------------------------------------------
     Number of             7) Sole Voting Power      -0-
Shares Beneficially
  Owned by Each            ----------------------------------------------------
Reporting Person           8) Shared Voting Power    -0-
       With                ----------------------------------------------------
                           9) Sole Dispositive       -0-
                              Power
                           ----------------------------------------------------
                          10) Shared Dispositive     -0-
                              Power

-------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially      -0-
     Owned by Each Reporting Person

-------------------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
13)  Percent of Class Represented by    -0-
     Amount in Row (11)

-------------------------------------------------------------------------------
14)  Type of Reporting Person           PN

CUSIP NO. G02602 10 3                                          Page 6 of 9 pages


                Amendment No. 3 to Schedule 13D (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 15, 2002, Amendment No. 1 thereto filed on August 8, 2002 and Amendment No. 2 thereto filed on August 1, 2003 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The information below is based on a total of 216,021,000 Ordinary Shares outstanding as of June 30, 2003, as reported in the Issuer's Report on Form 6-K filed on August 15, 2003.

          (a)

          WCAS IX and IX Associates

          WCAS IX and IX Associates own no shares of Common Stock.

          WCAS VII and VII Partners

          WCAS VII and VII Partners own no shares of Common Stock.

          WCAS VI and VI Partners

          WCAS VI and VI Partners own no shares of Common Stock.

          WCAS CP III and CP III Associates

          WCAS CP III and CP III Associates own no shares of Common Stock.

          Managing Members of IX Associates and CP III Associates and General Partners of VII Partners and VI Partners
          ----------------------------------------

          (i) Patrick J. Welsh directly beneficially owns 1,008,603 Ordinary Shares, or approximately 0.5% of the Ordinary Shares outstanding.

          (ii) Russell L. Carson directly beneficially owns 697,715 Ordinary Shares, and indirectly beneficially owns (through trusts for the benefit of his

CUSIP NO. G02602 10 3                                          Page 7 of 9 pages

children) 15,400 Ordinary Shares, or in the aggregate 713,115 Ordinary Shares or approximately 0.3% of the Ordinary Shares outstanding.

          (iii) Bruce K. Anderson directly beneficially owns 1,769,912 Ordinary Shares, or approximately 0.8% of the Ordinary Shares outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 741,006 Ordinary Shares, or approximately 0.3% of the Ordinary Shares outstanding.

          (v) Robert A. Minicucci directly beneficially owns 351,427 Ordinary Shares, or approximately 0.2% of the Ordinary Shares outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 75,806 Ordinary Shares, indirectly beneficially owns (through a family foundation) 9,977 Ordinary Shares, indirectly beneficially owns (through a family investment partnership) 537 Ordinary Shares and indirectly beneficially owns (through trusts for the benefit of his children) 570 Ordinary Shares, or in the aggregate 86,890 Ordinary Shares or less than 0.1% of the Ordinary Shares outstanding.

          (vii) Paul B. Queally directly beneficially owns 74,960 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (viii) Jonathan M. Rather directly beneficially owns 7,560 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (ix) John D. Clark directly beneficially owns 2,756 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (x) Sanjay Swani directly beneficially owns 2,756 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xi) D. Scott Mackesy directly beneficially owns 4,298 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (xii) James R. Matthews directly beneficially owns 2,756 Ordinary Shares, or less than 0.1% of the Ordinary Shares outstanding.

          (b) Not applicable.

          (c) On September 24, 2003, Ordinary Shares owned by the Reporting Persons were distributed to their respective partners as follows:

              (i) WCAS IX distributed 6,715,835 Ordinary Shares to its partners, including 67,162 to IX Associates, immediately followed by the distribution of such 67,162 shares to the members of IX Associates;

CUSIP NO. G02602 10 3                                          Page 8 of 9 pages

              (ii) WCAS VII distributed 2,653,054 Ordinary Shares to its partners;

              (iii) WCAS VI distributed 830,792 Ordinary Shares to its partners, including 150,112 to VI Partners, immediately followed by the distribution of such 150,112 shares to the partners of VI Partners; and

              (iv) CP III distributed 764,494 Ordinary Shares to its partners, including 159,014 to CP III Associates, immediately followed by the distribution of such 159,014 shares to the members of CP III Associates.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the Ordinary Shares owned by the Reporting Persons.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Ordinary Shares on September 24, 2003.

CUSIP NO. G02602 10 3                                          Page 9 of 9 pages

                                    Signature
                                   -----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                          By:  WCAS IX Associates, LLC, General Partner

                          By: /s/ Jonathan M. Rather
                             -------------------------------------------------
                                   Managing Member


                          WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                          By:  WCAS VII Partners, L.P., General Partner

                          By: /s/ Jonathan M. Rather
                             -------------------------------------------------
                                   General Partner


                          WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                          By:  WCAS VI Partners, L.P., General Partner

                          By: /s/ Jonathan M. Rather
                             -------------------------------------------------
                                   Attorney-in-Fact


                          WCAS CAPITAL PARTNERS III, L.P.
                          By:  WCAS CP III Associates, LLC, General Partner

                          By: /s/ Jonathan M. Rather
                             -------------------------------------------------
                                   Managing Member


Dated: September 24, 2003